04001688

ED STATES
XCHANGE COMMISSION
ion, D.C. 20549

| OMB APPROVAL |
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80
3-16-04

| SEC FILE NUMBER |
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| 8- 44162 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION PROCESSING

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Syndicated Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1299 Ocean Avenue, Suite 210
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Lloyd McAdams, Jr. (310) 393-1424
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Joseph Lloyd McAdams, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Syndicated Capital, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 14th day of January, 2004

Ellen S. Rubin
Notary Public

Joseph Lloyd McAdams Jr.
Signature

President
Title

ELLEN S. RUBIN
Commission # 1271481
Notary Public - California
Los Angeles County
My Comm. Expires Aug 18, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
158
WASH, D.C. SECTION

# Syndicated Capital, Inc.

## Report Pursuant to Rule 17a-5 (d)

## Financial Statements

## For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Syndicated Capital, Inc.

I have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

**Syndicated Capital, Inc.**
**Statement of Financial Condition**
**December 31, 2003**

## Assets

| | |
|---|---|
| Cash and cash equivalents | $ 773,278 |
| Receivable from clearing firms | 288,083 |
| Direct commissions receivable | 95,220 |
| Deposits with clearing organizations | 288,876 |
| Receivable from non-customers | 208,051 |
| Marketable securities, at market value | 923,692 |
| Securities, not readily marketable | 221 |
| Furniture & equipment, net $5,349 of accumulated depreciation | 10,464 |
| Prepaid expenses | 33,618 |
| Prepaid taxes | 711 |
| **Total assets** | $ 2,622,214 |

## Liabilities and Stockholder's Equity

**Liabilities**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 3,711 |
| Commissions payable | 311,898 |
| Payable to clearing firm | 90,742 |
| Margin payable | 804,128 |
| Income taxes payable | 300 |
| Loan payable - related party | 425,000 |
| Subordinated note payable, including interest payable | 371,800 |
| **Total liabilities** | 2,007,579 |

**Stockholder's equity**

| | |
|---|---|
| Common stock, $1 par value, 200,000 shares authorized, 112,000 shares issued, and outstanding | 112,000 |
| Additional paid-in capital | 25,000 |
| Retained earnings | 477,635 |
| **Total stockholder's equity** | 614,635 |
| **Total liabilities and stockholder's equity** | $ 2,622,214 |

*The accompanying notes are an integral part of these financial statements.*

**Syndicated Capital, Inc.**
**Statement of Income**
**For the year ended December 31, 2003**

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 4,192,187 |
| Interest and dividend income | 66,049 |
| Other income | 204,402 |
| Unrealized gains (losses) | (281,091) |
| Realized gains (losses) | (130,588) |
| **Total revenue** | 4,050,959 |
| **Expenses** | |
| Advertising | 12,501 |
| Employee compensation and benefits | 239,175 |
| Commissions and trading fees | 3,550,595 |
| Communications | 19,984 |
| Occupancy and equipment rental | 42,426 |
| Interest | 32,056 |
| Taxes, other than income taxes | 18,497 |
| Other operating expenses | 101,615 |
| **Total expenses** | 4,016,849 |
| **Income before taxes** | 34,110 |
| **Income tax provision** | 2,159 |
| **Net income** | $ 31,951 |

*The accompanying notes are an integral part of these financial statements.*

**Syndicated Capital, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the year ended December 31, 2003**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance on January 1, 2003 | $ 87,000 | $ 50,000 | $ 445,684 | $ 582,684 |
| Reclassification | 25,000 | (25,000) | – | – |
| Net income | – | – | 31,951 | 31,951 |
| Balance on December 31, 2003 | $ 112,000 | $ 25,000 | $ 477,635 | $ 614,635 |

*The accompanying notes are an integral part of these financial statements.*

**Syndicated Capital, Inc.**
**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**
**For the Year Ended December 31, 2003**

| | Subordinated Loan Payable | Subordinated Interest Payable | Total Subordinated debt |
|---|---|---|---|
| Balance at January 1, 2003 | $ 330,000 | $ 15,400 | $ 345,400 |
| Additions (Reductions) | – | 26,400 | 26,400 |
| Balance at December 31, 2003 | $ 330,000 | $ 41,800 | $ 371,800 |

*The accompanying notes are an integral part of these financial statements.*

**Syndicated Capital, Inc.**
**Statement of Cash Flows**
**For the year ended December 31, 2003**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | | $ 31,951 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ 2,688 | |
| Valuation of marketable securities to market | 281,091 | |
| (Gain) loss on sale of securities | 253,555 | |
| (Increase) decrease in: | | |
| Receivable from clearing firm | (179,172) | |
| Deposits with clearing organizations | (88,261) | |
| Commissions receivable | (95,220) | |
| Prepaid expenses | (6,413) | |
| Receivable from non-customers | (57,973) | |
| Prepaid taxes | 489 | |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | 1,666 | |
| Commissions payable | 90,742 | |
| Payable to brokers and dealers | 147,722 | |
| Income taxes payable | 300 | |
| Subordinated interest payable | 26,400 | |
| Total adjustments | | 377,614 |
| Net cash and cash equivalents provided by operating activities | | 409,565 |
| **Cash flows from investing activities:** | | |
| Proceeds from sale of marketable securities | 77,951,225 | |
| Purchase of marketable securities | (78,499,145) | |
| Expired warrants | 2,200 | |
| Purchase of equipment | (4,745) | |
| Net cash and cash equivalents used in investing activities | | (550,465) |
| **Cash flows from financing activities:** | | |
| Proceeds from margin payable | 558,408 | |
| Proceeds from loan from related party | 350,000 | |
| Net cash and cash equivalents provided by financing activities | | 908,408 |
| Net increase in cash and cash and cash equivalents | | 767,508 |
| Cash and cash equivalents at beginning of year | | 5,770 |
| Cash and cash equivalents at end of year | | $ 773,278 |

**Supplemental disclosure of cash flow information:**

Cash paid during the year for

| | |
|---|---|
| Income taxes | $ 2,159 |
| Interest | $ 32,056 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Syndicated Capital, Inc. ( the "Company") is registered with the Securities and Exchange Commission as an introducing broker-dealer of securities that does not receive funds. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company primarily earns commissions through the sale of equities and mutual funds. The Company has about 1,000 clients located through out the United States. No one client comprises a significant revenue source.

The Company helps distribute a mutual fund for which the investment advisory firm (See Note 9) is an investment advisor.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with the related commission revenues and expenses also recorded on a settlement date basis, except for propriety investment transactions, which are recorded on a trade date basis.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising cost are expensed as incurred.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

## Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. A condition of this agreement is that the Company establish a deposit account with Pershing, having a market value of at least $100,000. The Company has deposited $100,796 as security for its transactions with them for the year ended December 31, 2003. The Company also maintains other cash and money market accounts at the clearing organization.

The Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $100,000. The Company has deposited $188,080 as security for its transactions with them for the year ended December 31, 2003. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

**Note 3: RECEIVABLE FROM NON-CUSTOMERS**

Amounts consist of various receivables from current and former brokers and a related party, which are unsecured, non-interest bearing and due on demand.

The majority of the balance is due to a promissory note between a current broker and the Company dated November 1, 2003 payable on or before December 31, 2004. The balance of the promissory note at December 31, 2003 is $109,435.

**Note 4: SECURITIES, AT MARKET VALUE**

Securities, at market value consisted of the following at quoted market values:

| | |
|---|---|
| Corporate stocks | $ 804,128 |
| NASD stock | 37,800 |
| Mutual funds | 81,764 |
| Total | $ 923,692 |

**Note 5: SECURITIES, NOT READILY MARKETABLE**

Securities, not readily marketable consists of an investment in fractional shares of Depository Trust & Clearing Corporation (DTCC) common stock. The Company is carrying these stocks at cost of $221.

**Note 6: EQUIPMENT**

Equipment as of December 31, 2003 consisted of the following:

| | | Life in years | Method |
|---|---|---|---|
| Equipment | $ 15,813 | 5 | Straight-line |
| Less accumulated depreciation | (5,349) | | |
| | $ 10,464 | | |

Depreciation expense for the year ended December 31, 2003 is $2,688.

## Note 7: SUBORDINATED LOAN AGREEMENT

The borrowings under subordination loan agreements at December 31, 2003 are listed as follows:

| | |
|---|---|
| Liabilities subordinated to the claims of general creditors: | |
| Interest at 8% due June 30, 2004 | $ 330,000 |
| Accumulated subordinated interest payable | 41,800 |
| Total subordinated debt | $ 371,800 |

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision at December 31, 2003 consisted of the following:

| | |
|---|---|
| California | $ 800 |
| Tennessee | 759 |
| New York | 600 |
| Total income tax provision | $ 2,159 |

## Note 9: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with an investment advisory firm whose chairman is the Company's president and sole stockholder. The Company receives less than 1% of its revenue from this investment advisory firm

For the year ended December 31, 2003, the Company paid the investment advisory firm the following:

| | |
|---|---|
| Occupancy and equipment rental | $ 36,450 |
| Other operating expenses | 5,976 |
| Total | $ 42,426 |

**Note 10: LOAN TO SHAREHOLDER**

At December 31, 2003 the Company owed its shareholder $425,000. This payable is non-interest and due on demand.

**Note 11: COMMITMENTS AND CONTINGENCIES**

In June of 2000, the Company entered into an operating agreement with AJF Financial, Inc. (AJF), whereby AJF became an Office of Supervisory Jurisdiction (OSJ) of the Company. AJF Financial is 100% owned by a registered broker, Andrew J. Friedman. According to the agreement, after one year, Andrew J. Friedman may be offered an option to purchase 10% of the outstanding Company's stock as of June 2000, within a five year period, for $25,000.

As of December 31, 2003, Andrew J. Friedman has waived his right to purchase this option.

**Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS**

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

**Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

**Note 13: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $479,253, which was $379,253 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($831,651) to net capital was 1.74 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

**Syndicated Capital, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2003**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Stockholder's equity | | |
| Common stock | $ 112,000 | |
| Additional paid-in capital | 25,000 | |
| Retained earnings | 477,635 | |
| Total stockholder's equity | | $ 614,635 |
| Add: Liabilities subordinated to the claims of general creditors | | |
| Subordinated loan | 330,000 | |
| Subordinated interest payable | 41,800 | |
| Total allowable subordinated liabilities | | 371,800 |
| Total stockholder's equity and allowable subordinated liabilities | | 986,435 |
| Less: Non-allowable assets | | |
| Commissions receivable, greater than 30 days | (11,087) | |
| Receivable from non-customers | (208,051) | |
| Furniture & equipment, net | (10,464) | |
| Securities, not readily marketable | (221) | |
| Prepaid expenses | (33,618) | |
| Prepaid taxes | (711) | |
| Total non-allowable assets | | (264,152) |
| Net capital before haircuts | | 722,283 |
| Less: Haircuts and undue concentration | | |
| Haircuts on marketable securities | (126,289) | |
| Haircuts on mutual funds | (7,359) | |
| Haircuts on money markets | (7,917) | |
| Undue concentration | (101,465) | |
| Total haircuts and undue concentration | | (243,030) |
| **Net capital** | | 479,253 |
| | | |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 55,443 | |
| Minimum dollar net capital required | 100,000 | |
| Net capital required (greater of above) | | (100,000) |
| | | |
| **Excess net capital** | | $ 379,253 |
| | | |
| Ratio of aggregate indebtedness to net capital | 1.74:1 | |

There was a $3 rounding difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003.

*See independent auditor's report.*

**Syndicated Capital, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3**
**As of December 31, 2003**

A computation of reserve requirement is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Syndicated Capital, Inc.**
**Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3**
**As of December 31, 2003**

Information relating to possession or control requirements is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

# Syndicated Capital, Inc.

## Supplementary Accountant's Report

## on Internal Accounting Control

## Report Pursuant to 17a-5

## For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Syndicated Capital, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Syndicated Capital, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Syndicated Capital, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2004